

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 22, 2019

Ryan M. Confer
Chief Financial Officer
Genprex, Inc.
1601 Trinity Street, Bldg B
Suite 3.322
Austin, TX 78712

     Re: Genprex, Inc.
         Form 10-K for the Fiscal Year Ended December 31, 2018
         Filed April 1, 2019
         Form 10-Q for the Quarterly Period Ended June 30, 2019
         Filed August 13, 2019
         File No. 001-38244

Dear Mr. Confer:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Life Sciences